

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 13, 2017

By E-Mail

Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050

>   **Re: Deckers Outdoor Corporation**
>   **Preliminary Proxy Statement**
>   **Filed on October 6, 2017**
>   **File No. 001-36436**

Dear Mr. Schnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

Notice of Annual Meeting of Stockholders

1. Please clarify what you mean by stating both here and on the form of proxy that Proposal 5 will be voted upon only "if properly presented."

Certain Effects of the Solicitation, page 14

2. Please revise to quantify the amounts potentially payable under the 2006 Equity Plan and the 2015 Stock Incentive Plan.
3. Please revise to include a discussion of the aggregate amount potentially payable pursuant to the employment agreements with your executive officers.

Director Nominees, page 18

4. Please specify the positions and names of the companies in the music industry where Mr. Perenchio served as a principal.

5. Please provide the business experience for Ms. Shanahan during the past five years.

Consent to Serve, page 29

6. We note your disclosure that you may introduce substitute nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Required Vote, page 30

7. Please disclose the reasons you recommend that security holders vote for your nominees.

Potential Payments Upon Termination or Change of Control, page 81

8. Revise your disclosure to state whether the election of a majority of Marcato nominees would result in a change of control under the Severance agreements. We note that, on page 82, your disclosure does not address this issue, although it appears that there would be no change of control under the Severance Agreements as a result of this contest.

9. On a related note, disclose in an appropriate place in your proxy statement whether the election of a majority of Marcato nominees would have other results on the company, such as acceleration of vesting of options or warrants, acceleration of outstanding debt, or the need to obtain waivers or consents from counterparties in any agreement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619 or Frank Pigott (Staff Attorney) at 202-551-3570.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions